November 21, 2016

Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 3720

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Toucan Interactive Corp.
Form 10-K for Fiscal Year Ended February 29, 2016
Filed April 19, 2016
File No. 333-195267

Dear Mr. Pacho,

On behalf of Mr. Gang Ding, Chief Executive Officer of Toucan Interactive Corp. (the “Company”), I am writing to you in response to your letter dated November 2, 2016.

SEC Comment:

Item 9A. Controls and Procedures

Management’s Report on Disclosure Controls and Procedures, page 23

1.	Please provide management’s assessment of the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K. Provide your report on internal control over financial reporting under a separate header.

Company Response:

As disclosed in the Company’s Form-8K dated April 22, 2016, a change in control of Toucan Interactive Corp. occurred on April 22, 2016 when BDK Capital Group, LLC, a California limited liability company, acquired approximately 96% of the issued and outstanding capital stock of the Company.

Mikhail Bukschpan, in his capacity as President, Treasurer, Secretary and sole Director, signed the Company’s Form 10-K for Fiscal Year Ended February 29, 2016 on April 18, 2016. Mikhail Bukschpan subsequently resigned as the sole officer and sole director of the Company on April 22, 2016 and is no longer associated with the Company. As a result, the Company’s current management is unable to retroactively provide an assessment of the effectiveness of the Company’s disclosure controls and procedures as of February 29, 2016, pursuant to Item 307 of Regulation S-K.

Current management, however, will take the steps necessary in the future to comply with Item 307 and other items of Regulation S-K.

Sincerely,

/s/ William Chu
William Chu
Chief Financial Officer